EXHIBIT 99.1

                  Relevant Employee Benefit Plans Sponsored by
                    the Reporting Person or its Subsidiaries


Loews Corporation Cash Balance Retirement Plan (EP)

Employees Retirement Plan Of Bulova Corporation (EP)

Lorillard Tobacco Company Retirement Allowance Plan For Hourly
Rated And/Or Piecework Employees (EP)

Retirement Plan For Employees Of Lorillard Tobacco Company (EP)

CNA Employees' Retirement Trust (EP)